UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
Date of Report: June 12, 2017
(Date of earliest event reported)

DUBUC MOTORS INC.
(Exact name of issuer as specified in its charter)

Delaware	824808133
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

U.S.A. 1250 Borregas Avenue Sunnyvale, CA 94089	Canada 3000 Watt # 12, Quebec, Quebec, G1X 3Y8
(Full mailing address of principal executive offices)

514-264-1359
(Issuer's telephone number, including area code)

Class "B" Common Shares
Title of each class of securities issued pursuant to Regulation A

Item 9. Other Events

Agreement with Sageworks

We have entered into a broker-dealer agreement with Sageworks Capital, Inc. ("Sageworks"), a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with our Regulation A offering qualified February 22, 2017:

  review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the company whether or not to accept an investor;
  communicate with us and/or our agents, if needed, to gather additional information or clarification from investors;

  perform all standard AML, PATRIOT Act, Bad Actor, and other background checks on both the issuer and its associated persons; and
  through qualified third parties provide escrow agent, and technology payment processing services if necessary.

In no circumstance will Sageworks solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor. Sageworks's involvement in the offering is limited to acting as an accommodating broker-dealer. Based upon Sageworks's limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on Sageworks's involvement in this offering as any basis for a belief that it has done extensive due diligence. Sageworks does not expressly or impliedly affirm the completeness or accuracy of the offering circular presented to investors by the issuer in this offering. All inquiries regarding this offering should be made directly to Dubuc.

We have agreed to pay Sageworks a commission of 1% on the aggregate amount invested by investors (a maximum of $200,000 if 100% of the shares are sold in the offering).

Administrative and Escrow Agreements

We have entered into a service agreement with FundAmerica LLC ("FundAmerica"). FundAmerica will provide certain investor clearance services and act as transfer agent in connection with any potential investors using the StartEngine.com platform. FundAmerica has informed us they will not provide these services to us in connection with investors outside of the StartEngine.com platform. We have agreed to pay the following fees for its services (a) Invest Now Button - less than $499.99: $0.00 and if  greater than $499.99: $35.00;  and (b) a technology service fee for AML review of $2.00 for each domestic investor and between $5.00 and $60 for each international investor depending on domicile; (c) a bad actor check of $45; service set-up and API of $500 and a system license of $7.70 (collectively, the "FA Fees").  The fee for transfer agent service is $25.00 per month plus additional fees for services performed as a result of secondary market activity, if any.

Item 10. Exhibits

6.10	Services Agreement with Sageworks Capital LLC

6.11	Services Agreement with FundAmerica LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUBUC MOTORS INC.

/s/ Mihalis Kakogiannakis
By:
Mihalis Kakogiannakis
Chief Operating Officer, and Director of Dubuc Motors Inc

Date:  June 13, 2017

END